SilverCrest Files NI 43 – 101 Technical Report for
Santa Elena Reserve Update and Expansion Project

TSX -V: SVL	For Immediate Release

VANCOUVER, B.C. April 26, 2011 – SilverCrest Mines Inc. (“SilverCrest” or the “Company”) is pleased to announce that the NI 43-101 Technical Report, “Reserve Update for the Santa Elena Open Pit and Preliminary Assessment for the Santa Elena and Cruz de Mayo Expansion Project” located in Sonora, Mexico has been filed on www.sedar.com

The Expansion Project contemplates the installation of a conventional CCD processing facility at the Santa Elena mine with throughput capacity of 2,500 tonnes per day utilizing mill feed from the Santa Elena open pit (Phase I), the Santa Elena underground (Phase II), and re-treatment of the material on the heap leach pads to recover residual silver and gold values (Phase IV). The nearby Cruz de Mayo silver deposit (Phase III) will be treated on site as a heap leach operation with potential to ship high grade ore to the Santa Elena proposed processing facility. Announcement of the results of the report was made in a press release dated April 12, 2011. A brief summary of the results are set out below.

Summary of Expansion Project Preliminary Assessment (PA)

  Metal prices for the base case are US$18 per ounce of silver and US$1,000 per ounce of gold. The Au to Ag ratio for conversion is 55:1 based on recovered ounces and the base case metal prices.

  The Plan considers a conceptual 10 year mine life at an average annual rate of 1.6 million ounces of silver and 39,000 ounces of gold or 3.8 million ounces of silver equivalent. This would be a 52% increase of produced metal from current operations.

  A 2,500 tonnes per day processing facility is proposed with potential to increase to 3,500 tonnes per day. At the increased rate, the current annual metal production could potentially double to over 5.0 million ounces silver equivalent per year.

  Initial capital costs are US$84 million of which US$47 million is for a new processing facility.

  Estimated cash operating costs of US$9.70 per ounce of silver equivalent produces an average annual net pre-tax cash flow of US$17 million using base case metal prices and US$62 million per year at current metal prices.

  At a 5% discount rate, the project has a base case Net Present Value of US$131 million and US$491 million at current metal prices.

J. Scott Drever, President stated; “ We are convinced that the next 3 production expansion phases at Santa Elena will increase our projected annual production of 2.5 million ounces of silver equivalent from the current operations by more than 50% using a 2,500 tpd capacity plant or more than 100% with a 3,500 tpd plant. With the excellent economic results of the PA we are anxious to begin to move the report recommendations towards a Pre-Feasibility Study and take advantage of expected buoyant precious metal prices.”

N. Eric Fier, CPG, P.Eng. and Chief Operating Officer for SilverCrest Mines Inc. and Qualified Person for this news release has reviewed and approved its contents.

SilverCrest Mines Inc. (TSX-V: SVL) is a Mexican precious metals producer with headquarters based in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, which is located 150km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high-grade, epithermal gold and silver producer, with an estimated life of mine cash cost of US$8 per ounce of silver equivalent (55:1 Ag:Au). SilverCrest anticipates that the 2,500 tonnes per day facility should produce an average of approximately 800,000 ounces of silver and 30,000 ounces of gold per full production year from the open-pit heap leach operation.

This news release contains forward-looking statements, which address future events and conditions, which are subject to various risks and uncertainties. The Company’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, some of which may be beyond the Company’s control. These factors include: the availability of funds; the timing and content of work programs; results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles; project cost overruns or unanticipated costs and expenses, fluctuations in metal prices; currency fluctuations; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

	Contact:	Fred Cooper
	Telephone:	(604) 694-1730 ext. 108
“J. Scott Drever”	Fax:	(604) 694-1761
	Toll Free:	1-866-691-1730
J. Scott Drever, President	Email:	info@silvercrestmines.com
SILVERCREST MINES INC.	Website:	www.silvercrestmines.com
Suite 501 - 570 Granville Street
Vancouver, BC Canada V6C 3P1

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